Filed by REMEC, Inc.
pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed under Rule 14d-2 of the Securities Exchange Act of 1934.
Subject Company: Spectrian Corporation
Commission File No.: 000-24360

Contact: David L. Morash (858) 560-1301

News Release

REMEC PRESENTATION AT CIBC WORLD MARKETS
ANNUAL INVESTORS CONFERENCE
AVAILABLE ON INTERNET

SAN DIEGO, CA—June 10, 2002—REMEC, Inc. (Nasdaq: REMC) announced today that Ronald Ragland, REMEC's Chairman and CEO, and David Morash, REMEC's Executive VP & CFO, will make a presentation at the CIBC World Markets Annual Investor Conference, "The Communications Food Chain," at 10:30 a.m. EDT on June 11, 2002. The presentation will be simultaneously broadcast over the Internet and will be available on the Company's website at: http://www.remec.com/news/.

About REMEC

REMEC is a designer and manufacturer of high frequency subsystems used in the transmission of voice, video and data traffic over wireless communications networks and in space and defense electronics applications.

Statements in this press release or made during the webcast that are not historical are forward-looking statements, which involve known and unknown risks and uncertainties. Actual results could differ materially from those implied by such forward-looking statements due to a variety of factors, including, general and industry economic conditions, competition, development factors, operating costs and other risks and uncertainties that are detailed from time to time in our filings with the Securities and Exchange Commission.

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